Exhibit 99.1

BeyondSpring Reports First Quarter 2017 Financial Results
New York (N.Y.), May [22], 2017—BeyondSpring Inc. (NASDAQ Capital Markets: BYSI) (“BeyondSpring” or the “Company”), a late-stage clinical biopharmaceutical company focusing on the development of a pipeline of innovative immuno-oncology cancer therapies, today announced its unaudited financial results for the first quarter ended March 31, 2017.

“During the quarter, we continued to make progress on our two most advanced clinical trials for our lead asset, Plinabulin, which includes a study for the prevention of chemotherapy-induced neutropenia and a study for increasing overall survival in patients with advanced Non-Small Cell Lung Cancer (“NSCLC”) who have measurable lung lesions,” said Dr. Lan Huang, Co-Founder, Chairman and CEO of BeyondSpring. “Our next data milestone, which is expected to be announced within the next six months, is the Phase 2 data from our neutropenia studies.”

“BeyondSpring has a pipeline of immuno-oncology small molecule drugs with applicability in multiple indications that we are advancing,” said Dr. Ramon Mohanlal, Executive Vice President and Chief Medical Officer. “Our goal is to maximize the value of our assets, not only by pursuing multiple indications, but also by a focused execution of clinical trials. In addition, discussions are progressing, as we consider partnering with pharma companies, which is core to our development and commercial strategy.”

“The Company is currently working on two Plinabulin indications involving two separate clinical programs for product registration, which are now fully funded following our initial public offering (“IPO”) and concurrent private placement completed in March 2017. Most recently, we started a new registrational trial for the prevention of neutropenia, in combination with docetaxel,” said Richard Brand, CFO of BeyondSpring. “We aim to select the best clinical research resources available in different countries, which we believe will allow us to enroll and complete trials faster and cost effectively, while meeting the U.S. Food and Drug Administration’s high standards.  We believe these attributes will allow us to achieve our current goals while minimizing dilution for our shareholders.”

Recent Business Highlights

Corporate Development
BeyondSpring successfully completed its IPO and a concurrent private placement, which closed on March 14, 2017. BeyondSpring raised total net proceeds of approximately $48.17 million in the two transactions; selling 174,286 ordinary shares at $20.00 per share in the IPO and 2,541,048 ordinary shares at $20.00 per share in the concurrent private placement.

Plinabulin Mechanism of Action Update
Based on a three-year collaborative effort with University of Basel and Massachusetts General Hospital, it is now understood that Plinabulin is an activator of GEF-H1, a guanine nucleotide exchange factor.
•          Plinabulin destabilizes microtubule networks in the cell’s cytoskeleton and releases GEF-H1.
•          GEF-H1 activates downstream signal transduction pathways, leading to the activation of c-Jun.
•          The activated c-Jun enters the nucleus of dendritic cells (“DC”) to up-regulate immune-related genes, which leads to DC maturation, T cell activation and neutropenia prevention.

Plinabulin is differentiated from other microtubule depolymerizing agents, such as the CA4P class, which cannot induce DC maturation or neutropenia prevention.

This important finding was presented at the Keystone Meeting on March 23, 2017.

First Quarter 2017 Financial Highlights
• Net loss attributable to BeyondSpring Inc. for the first quarter of 2017 was $47.4 million, of which $42.3 million represents our payment to NPBSIPO Liquidating Trust for the global rights to Plinabulin negotiated in January 2013 with Dalian Wanchun Biotech. Net loss attributable to BeyondSpring Inc. for the same period last year was $1.8 million. This increase was primarily due to our increased research and development costs. The increased research and development costs mainly related to our continuing Phase 3 clinical trial of Plinabulin in combination with docetaxel for patients with advanced NSCLC who have measurable lung lesions, and our preparations to start our registrational clinical program of Plinabulin to prevent chemotherapy-induced neutropenia.

First Quarter 2017 Results
Cash and Cash Equivalents were $54.6 million as of March 31, 2017, compared to $11.7 million as of December 31, 2016.  For the first quarter of 2017, cash provided by the IPO and concurrent private placement, after deducting underwriting fees and other expenses, was $48.17 million.

Research and Development Expenses for the first quarter of 2017 were $46.7 million, of which $42.3 million represents our payment to NPBSIPO Liquidating Trust for the global rights to Plinabulin negotiated in January 2013 with Dalian Wanchun Biotech. Research and development expenses for the same period last year were $1.5 million. The increase in R&D expenses in the first quarter of 2017 was primarily due to increased costs related to the ongoing Phase 3 trial in advanced NSCLS, including more patients, additional investigator sites and additional drug cost, as well as our planning for the Phase 2/3 trial for docetaxel-induced severe neutropenia.

General and Administrative Expenses were $1.0 million in the first quarter of 2017, compared to $0.4 million in the first quarter of 2016.  The increase in G&A expenses was primarily due to an increase in personnel cost  under business expansion and outside professional service expense incurred preparing for the IPO.

Subsequent Events
We previously disclosed that, in recognition of the prior contributions and the future importance of our executive officers and employees to the continued success of the Company and for purposes of retention of key executives and employees, we expected to grant restricted share awards under the 2017 Incentive Plan to certain of our executive officers and employees after the completion of our initial public offering.  After March 31, 2017, we granted a total of 1,037,037 time-based and 100,000 performance-based shares of restricted stock to certain of our executive officers and employees.  The time-based restricted shares will vest in installments following the grant date, subject to each executive officer’s and employee’s continued employment through the applicable vesting dates.  The performance-based restricted shares will vest based on the achievement of various milestones with respect to Plinabulin.

About BeyondSpring
BeyondSpring is a global clinical stage biopharmaceutical company developing innovative immuno-oncology cancer therapies with a robust pipeline from internal development and from collaboration with Fred Hutchinson Cancer Research Center and University of Washington. BeyondSpring’s lead asset, Plinabulin, is in a Phase 3 clinical trial as a direct anticancer agent in NSCLS and a Phase 2/3 clinical trial in the prevention of chemotherapy-induced neutropenia.

About Plinabulin
Studies on Plinabulin's method of action indicate that Plinabulin activates GEF-H1. GEF-H1 activates downstream transduction pathways leading to the activation of the protein c-Jun. Activated c-Jun enters the nucleus of dendritic cells to upregulate immune-related genes, which contributes to the up-regulation of a series of genes leading to dendritic cell maturation, T-cell activation and other effects that prevent neutropenia.

Cautionary Note Regarding Forward-Looking Statements
This press release includes forward-looking statements that are not historical facts. Words such as "will," "expect," "anticipate," "plan," "believe," "design," "may," "future," "estimate," "predict," "objective," "goal," or variations thereof and variations of such words and similar expressions are intended to identify such forward-looking statements. Forward-looking statements also include, among others, statements regarding the Company’s research and development plans, expectations regarding the timing for the announcement of clinical trial results, and future liquidity needs. Forward-looking statements are based on BeyondSpring's current knowledge and its present beliefs and expectations regarding possible future events and are subject to risks, uncertainties and assumptions. Actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of several factors including, but not limited to, the anticipated amount needed to finance the company's future operations, unexpected results of clinical trials, delays or denial in regulatory approval process, our expectations regarding the potential safety, efficacy or clinical utility of our product candidates, or additional competition in the market. The forward-looking statements made herein speak only as of the date of this release and BeyondSpring undertakes no obligation to update publicly such forward-looking statements to reflect subsequent events or circumstances, except as otherwise required by law.

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Investor Relations:
Garth Russell / Steve Silver
KCSA Strategic Communications
P: +1-212-896-1250 / 212-896-1220
grussell@kcsa.com / ssilver@kcsa.com

Media Relations:
Caitlin Kasunich / Amy Singh
KCSA Strategic Communications
212.896.1241 / 212.896.1207
ckasunich@kcsa.com / asingh@kcsa.com

BEYONDSPRING INC.
AUDITED CONSOLIDATED BALANCE SHEET AS OF DECEMBER 31, 2016 AND
UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEET AS OF MARCH 31, 2017
(In thousands of U.S. Dollars (“$”), except share and per share amounts)

		December 31,	March 31,
	Note	2016	2017
		$	$
		(Audited)	(Unaudited)
Assets
Current assets:
Cash		11,687	54,564
Advances to suppliers		799	916
Deferred IPO costs	2	1,861	-
Prepaid expenses		176	131
Other current assets		184	54
Total current assets		14,707	55,665
Noncurrent assets:
Property and equipment, net	3	80	88
Other noncurrent assets		121	203
Total noncurrent assets		201	291
Total assets		14,908	55,956
Liabilities and equity
Current liabilities:
Accounts payable		444	1,012
Due to related parties	4	210	7
Government grants	2	288	291
Accrued expenses		1,432	459
Other current liabilities		235	161
Total current liabilities		2,609	1,930
Total liabilities		2,609	1,930
Commitments and contingencies	9
Equity:
Ordinary shares ($0.0001 par value; 500,000,000	1
shares authorized; 16,879,628 shares and 21,707,925
shares issued and outstanding as of December 31,
2016 and March 31, 2017, respectively)	6	2	2
Additional paid-in capital	6	44,369	133,812
Accumulated deficit	6	(32,128)	(79,524)
Accumulated other comprehensive loss	6	(91)	(96)
Total BeyondSpring Inc.’s equity		12,152	54,194
Noncontrolling interests	6	147	(168)
Total equity		12,299	54,026
Total liabilities and equity		14,908	55,956

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

BEYONDSPRING INC.
 UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF
COMPREHENSIVE LOSS FOR THE THREE MONTHS ENDED MARCH 31, 2016 AND 2017
 (In thousands of U.S. Dollars (“$”), except share and per share amounts)
(Unaudited)

		Three months ended March 31,
	Note	2016	2017
		$	$
Revenue		-	-
Operating expenses:
Research and development, including patent cost of $42,259 expensed off for the three months ended March 31, 2017 (Note 9)		(1,487)	(46,747)
General and administrative		(428)	(1,044)
Loss from operations		(1,915)	(47,791)
Foreign exchange gain, net		2	74
Interest income		4	5
Loss before income tax		(1,909)	(47,712)
Income tax benefit	5	-	-
Net loss		(1,909)	(47,712)
Less: Net loss attributable to noncontrolling interests		(65)	(316)
Net loss attributable to BeyondSpring Inc.		(1,844)	(47,396)
Net loss per share
Basic and diluted	8	(0.12)	(2.66)
Weighted-average shares outstanding
Basic and diluted	8	15,750,000	17,834,676
Other comprehensive loss
Foreign currency translation adjustment gain (loss)		6	(4)
Comprehensive loss		(1,903)	(47,716)
Less: Comprehensive loss attributable to noncontrolling interests		(63)	(315)
Comprehensive loss attributable to BeyondSpring Inc.		(1,840)	(47,401)

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

BEYONDSPRING INC.
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE THREE MONTHS ENDED MARCH 31, 2016 AND 2017
 (In thousands of U.S. Dollars (“$”))
(Unaudited)

		Three months ended March 31,
	Note	2016	2017
		$	$
Operating activities:
Net loss		(1,909)	(47,712)
Adjustments to reconcile net loss to net cash from operating activities:
Research and development expense settled by shares issuance	9	-	42,259
Depreciation expenses		5	6
Changes in operating assets and liabilities:
Advances to suppliers		(21)	(117)
Prepaid expenses		-	45
Other current assets		(11)	130
Other noncurrent assets		(27)	(82)
Accounts payable		115	568
Amounts due to related parties		(24)	(203)
Accrued expenses		(120)	(97)
Other current liabilities		1	(76)
Net cash used in operating activities		(1,991)	(5,279)
Investing activities:
Acquisitions of property and equipment		-	(14)
Net cash used in investing activities		-	(14)
Financing activities:
Proceeds from issuance of ordinary shares, net of underwriting discount		-	50,505
Payment of initial public offering costs		(42)	(2,334)
Net cash provided by (used in) financing activities		(42)	48,171
Effect of foreign exchange rate changes, net		7	(1)
Net (decrease) increase in cash and cash equivalents		(2,026)	42,877
Cash at beginning of period		10,821	11,687
Cash at end of period		8,795	54,564
Non-cash activities:
Initial public offering costs accrued in accrued expenses and other current liabilities		55	-
Research and development expense settled by shares issuance	9	-	42,259

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

BEYONDSPRING INC.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of U.S. Dollars (“$”), except for number of shares and per share data)

1.	Nature of the business and basis of preparation

BeyondSpring Inc. (the “Company”) was incorporated in the Cayman Islands on November 21, 2014. The Company and its subsidiaries (collectively, the “Group”) are principally engaged in clinical stage biopharmaceutical activities focused on the development of innovative cancer therapies. The Company is under the control of Mr. Linqing Jia and Dr. Lan Huang as a couple (collectively, the “Founders”) since its incorporation.

On March 14, 2017, the Company completed its initial public offering (“IPO”) on the NASDAQ Capital Market. 174,286 ordinary shares were sold at $20.00 per share (the “IPO Price”). In conjunction with the IPO, 2,541,048 ordinary shares were sold in a private placement to certain investors at the same IPO Price. Net proceeds from the IPO after deducting underwriting discount and offering expenses were $48,171. The underwriting discount and offering expenses including those recorded as deferred IPO costs were recorded as a reduction of the proceeds received from the IPO in the shareholders’ equity. Immediately prior to the IPO, the Company issued 2,112,963 ordinary shares to NPBSIPO Liquidating Trust, or Nereus Trust, at no consideration (Note 9).

As at March 31, 2017, the subsidiaries of the Company are as follows:

Name of company	Place of incorporation	Date of incorporation	Percentage of ownership by the Company	Principal activities
BeyondSpring	Delaware,
Pharmaceuticals Inc.	United States of America (“U.S.”)	June 18, 2013	100%	Clinical trial activities

BeyondSpring Ltd.	The British Virgin Islands (“BVI”)	December 3, 2014	100%	Holding company

BeyondSpring (HK) Limited	Hong Kong	January 13, 2015	100%	Holding company

Wanchun Biotechnology
Limited	BVI	April 1, 2015	100%	Holding company

Wanchun Biotechnology	The People’s Republic of China
(Shenzhen) Ltd.	(“PRC”)	April 23, 2015	100%	Holding company

Dalian Wanchunbulin
Pharmaceuticals Ltd.
(“Wanchunbulin”)	PRC	May 6, 2015	60%	Clinical trial activities

BeyondSpring Pharmaceuticals
Australia PTY Ltd.
(“BeyondSpring Australia”)	Australia	March 3, 2016	100%	Clinical trial activities

The accompanying unaudited interim condensed consolidated balance sheet as of March 31, 2017, the unaudited interim condensed consolidated statements of comprehensive loss and cash flows for the three months ended March 31, 2016 and 2017, and the related footnote disclosures are unaudited. These unaudited interim condensed consolidated financial statements of the Company have been prepared in accordance with U.S. GAAP for interim financial information using accounting policies that are consistent with those used in the preparation of the Company’s audited consolidated financial statements for the year ended December 31, 2016. Accordingly, these unaudited interim condensed consolidated financial statements do not include all of the information and footnotes required by U.S. GAAP for annual financial statements.

BEYONDSPRING INC.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of U.S. Dollars (“$”), except for number of shares and per share data)

1.	Nature of the business and basis of preparation (continued)

In the opinion of management, the accompanying unaudited interim condensed consolidated financial statements contain all normal recurring adjustments necessary to present fairly the financial position, operating results and cash flows of the Company for each of the periods presented. The results of operations for the three months ended March 31, 2017 are not necessarily indicative of results to be expected for any other interim period or for the full year of 2017. The consolidated balance sheet as of December 31, 2016 was derived from the audited consolidated financial statements at that date but does not include all of the disclosures required by U.S. GAAP for annual financial statements. These unaudited interim condensed consolidated financial statements should be read in conjunction with the Company's consolidated financial statements for the year ended December 31, 2016.

2.	Summary of significant accounting policies

Basis of consolidation

The unaudited interim condensed consolidated financial statements include the financial statements of the Company and its subsidiaries. All significant intercompany transactions and balances between the Company and its subsidiaries are eliminated upon consolidation.

Deferred initial public offering (‘‘IPO’’) costs

Direct costs incurred by the Company attributable to its proposed IPO of ordinary shares in the United States have been deferred and recorded as deferred IPO costs in the consolidated balance sheets and were charged against the gross proceeds received from such offering.

Government grants

Government grants relating to the acquisition of plant and equipment are recognized in the consolidated balance sheets upon receipt and amortized as other income over the weighted average useful life of the assets purchased under the related subsidized capital project. Government grants for Dalian Wanchun Pharmaceutical Co., Ltd. (“Wanchun Pharma”) amounting to $323 (RMB2,000) were received in December 2014. The government grant was transferred to Wanchunbulin since Wanchun Pharma was liquidated in August 2015. The Company included such government grant under current liabilities as the amendment procedures for changing the beneficiary to Wanchunbulin was still under review of the local government, and there were no credits to profit or loss for the three months ended March 31, 2017.

Fair value measurements

Financial instruments of the Company primarily include cash, advances to suppliers, amounts due to related parties, and accounts payable. As of December 31, 2016 and March 31, 2017, the carrying values of these financial instruments approximated their fair value due to their short term nature.

The Company applies ASC 820, Fair Value Measurements and Disclosures (“ASC 820”), in measuring fair value. ASC 820 defines fair value, establishes a framework for measuring fair value and requires disclosures to be provided on fair value measurement.

ASC 820 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

•	Level 1— Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

•	Level 2 —Other inputs that are directly or indirectly observable in the marketplace.

•	Level 3 —Unobservable inputs which are supported by little or no market activity.

ASC 820 describes three main approaches to measuring the fair value of assets and liabilities: (1) market approach; (2) income approach and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

BEYONDSPRING INC.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
 (Amounts in thousands of U.S. Dollars (“$”), except for number of shares and per share data)

3.	Property and equipment, net

Property and equipment consists of the following:

	December 31, 2016	March 31, 2017
	(Audited)	(Unaudited)
Office equipment	17	17
Laboratory equipment	49	62
Furniture	2	2
Motor vehicles	23	24
Leasehold improvements	13	13

	104	118
Less: accumulated depreciation	(24)	(30)

Property and equipment, net	80	88

Depreciation expenses for the three months ended March 31, 2016 and 2017 were $5 and $6, respectively.

4.	Related party transactions

Dr. Lan Huang

During the three months ended March 31, 2016, Dr. Lan Huang provided consulting services to the Company at a fee of $75, and became an employee of the Company since April 2016.

In addition, Dr. Lan Huang, paid for certain general administrative and research and development expenses on behalf of the Company during the three months ended March 31, 2016 and 2017. Such amounts paid on behalf of the Company are unsecured, interest-free and repayable on demand.

Due to related parties consist of the following:

	December 31, 2016	March 31, 2017
	(Audited)	(Unaudited)
Due to Dr. Lan Huang	210	7

Wanchun Biotech as a noncontrolling shareholder controlled by the Founders

On January 13, 2017, Wanchunbulin entered into a purchase contract with Dalian Wanchun Biotechnology Co., Ltd. (‘‘Wanchun Biotech”) to purchase drugs from Wanchun Biotech for clinical research purpose. During the three months ended March 31, 2017, Wanchun Biotech purchased drugs amounting to $547 (RMB3,770) from third party vendors and sold to Wanchunbulin without any margin.

BEYONDSPRING INC.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
 (Amounts in thousands of U.S. Dollars (“$”), except for number of shares and per share data)

5.	Income taxes

There is no provision for income taxes because the Company and its subsidiaries were in a cumulative loss position for the three months ended March 31, 2016 and 2017.

The Company recorded a full valuation allowance against deferred tax assets for all periods presented. No material unrecognized tax benefits and related interest and penalties were recorded in any of the periods presented.

6.	Equity

The movement of equity is as follows:

	Ordinary shares	Additional paid-in capital	Accumulated deficit	Accumulated other comprehensive income (loss)	Noncontrolling interests	Total equity
Balances at January 1, 2017 (audited)	2	44,369	(32,128)	(91)	147	12,299
Issuance of ordinary shares (unaudited)	-	89,443	-	-	-	89,443
Foreign currency translation adjustment gain (loss) (unaudited)	-	-	-	(5)	1	(4)
Net loss (unaudited)	-	-	(47,396)	-	(316)	(47,712)
Balances at March 31, 2017 (unaudited)	2	133,812	(79,524)	(96)	(168)	54,026
Balances at January 1, 2016 (audited)	2	29,119	(20,118)	(53)	708	9,658
Foreign currency translation adjustment gain (unaudited)	-	-	-	4	2	6
Net loss (unaudited)	-	-	(1,844)	-	(65)	(1,909)
Balances at March 31, 2016 (unaudited)	2	29,119	(21,962)	(49)	645	7,755

7.	Restricted net assets

As a result of PRC laws and regulations, the Company’s PRC subsidiaries are restricted in their ability to transfer a portion of their net assets to the Company. As of March 31, 2017, amounts restricted were the net assets of the Company’s PRC subsidiaries, which amounted to $2,000.

8.	Net loss per share

Basic and diluted net loss per share attributable to ordinary shareholders was calculated as follows:

	Three months ended March 31,
	2016	2017
	(Unaudited)	(Unaudited)
Numerator:
Net loss attributable to BeyondSpring Inc.—basic and diluted	$(1,844)	$(47,396)
Denominator:
Weighted average number of ordinary shares outstanding—basic and diluted	15,750,000	17,834,676
Net loss per share —basic and diluted	$(0.12)	$(2.66)

BEYONDSPRING INC.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
 (Amounts in thousands of U.S. Dollars (“$”), except for number of shares and per share data)

9.	Commitments and contingencies

Operating lease commitments

The Company has several operating leases, primarily for offices. Payments under operating leases are expensed on a straight-line basis over the periods of their respective leases, and the terms of the leases do not contain rent escalation, contingent rent, renewal, or purchase options.

Rental expenses incurred under operating leases for the three months ended March 31, 2016 and 2017 amounted to $21 and $43, respectively.
The following table summarizes the future minimum lease payments under the operating lease as of March 31, 2017:

$
Year ending December 31, 2017	143
Year ending December 31, 2018	64

Total	207

Royalty payment

As part of the consideration to the seller for acquiring the worldwide patent of Plinabulin excluding the PRC and Hong Kong, Wanchun Biotech was required to pay royalties on a quarterly basis equal to 20% of gross proceeds from the sales of the product, commencing on the first commercial sale of such product for ten years.

On February 2, 2015, the Company, Wanchun Biotech and Fortis Advisors LLC, in its capacity as an agent of the former stakeholders of the seller of the patent of Plinabulin transferred to Wanchun Biotech, entered into an agreement to terminate such royalty payment arrangements. The termination agreement would be effective upon the consummation of the Company’s IPO in the United States. If the IPO was consummated within three years following the agreement date, the Company was required to issue and allot such number of ordinary shares representing 10% of the Company’s fully-diluted equity capitalization immediately prior to the IPO to a single corporate entity designated by the seller in lieu of the royalty payment. In connection with the Company IPO on the NASDAQ Capital Market completed on March 14, 2017, the Company issued 2,112,963 ordinary shares to Nereus Trust, an entity designated by the seller, and the royalty payment arrangements were terminated. The cost of such patent acquired and expensed off as research and development expense was $42,259, which is determined based on the fair value of such ordinary shares of $20 per share.

10.	Share-based compensation

On February 24, 2017, in connection with the IPO, the Company’s board of directors and shareholders approved a new equity compensation plan, the 2017 Omnibus Incentive Plan, which became effective on March 9, 2017, to provide an additional incentive to selected officers, employees, non-employee directors, independent contractors and consultants of the Company under certain conditions. Under the 2017 Omnibus Incentive Plan, the maximum number of the Company’s ordinary shares reserved for issuance is 2,137,037 shares. No restricted shares or options were granted under the 2017 Omnibus Incentive Plan for the three months ended March 31, 2017.